Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279151

Supplementing the Preliminary Prospectus Supplement dated September 17, 2024

(to Prospectus dated May 6, 2024)

AIR LEASE CORPORATION

$300,000,000

300,000 SHARES OF 6.000% FIXED-RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED

STOCK, SERIES D

PRICING TERM SHEET

DATE: SEPTEMBER 17, 2024

This pricing term sheet (this “Term Sheet”) supplements the information set forth under “Description of the Series D Preferred Stock” in the preliminary prospectus supplement, dated September 17, 2024, to the prospectus, dated May 6, 2024 (the “Preliminary Prospectus Supplement”).

Issuer:	Air Lease Corporation

Security:	6.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D (the “Series D Preferred Stock”)

Expected Security Ratings*:	Standard & Poor’s Rating Services: BB+ (Stable) Fitch Ratings: BB+ (Stable) Kroll Bond Rating Agency: BBB (Stable)

Size:	$300,000,000 (300,000 shares of Series D Preferred Stock)

Liquidation Preference:	$1,000.00 per share of Series D Preferred Stock

First Reset Date:	December 15, 2029

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date. Reset Dates, including the First Reset Date, will not be adjusted for business days.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period.

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 6.000% from the date of original issuance to, but excluding, the First Reset Date; and (ii) the “Five-year U.S. Treasury Rate” (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Dividend Determination Date (as defined in the Preliminary Prospectus Supplement) applicable to each Reset Period plus 2.560% for each Reset Period from, and including, the First Reset Date, provided, that the dividend rate per annum during any Reset Period will not reset below 6.000% (which equals the initial dividend rate per annum on the Series D Preferred Stock). If the Issuer, in its sole discretion, does not designate a Designee (as defined in the Preliminary Prospectus Supplement) or if the Designee determines that there is no industry-accepted successor rate to then-applicable base rate, then the “Five-year U.S. Treasury Rate” will be the same interest rate (i.e., the same Five-year U.S. Treasury Rate) determined for the prior Reset Dividend Determination Date or, if this sentence is applicable with respect to the first Reset Dividend Determination Date, 3.440%.

Dividend Payment Dates:	If declared, March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2024.

Net Proceeds (before expenses):	$296,250,000.00

Underwriting Discount:	1.250% per share of Series D Preferred Stock

Term/Maturity:	Perpetual

Day Count:	30/360

Optional Redemption:	The Issuer may, at its option, redeem the Series D Preferred Stock, in whole or in part, from time to time, beginning September 24, 2029 and on any day thereafter until (and including) the First Reset Date, and on any dividend payment date thereafter, in each case for cash at a redemption price equal to $1,000.00 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Call for Rating Agency Event:	The Issuer may, at its option, redeem the Series D Preferred Stock in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a rating agency event (as defined in the Preliminary Prospectus Supplement), or, if no review or appeal process is available or sought with respect to such rating agency event, at any time within 120 days after the occurrence of such rating agency event, at a redemption price in cash equal to $1,020.00 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds from this offering to redeem its outstanding 6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), and use any remaining proceeds for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent the Issuer uses the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders or if the underwriters or their affiliates hold Series A Preferred Stock. Pending any specific application, the Issuer may temporarily invest funds in short-term investments, including marketable securities.

Public Offering Price:	$1,000 per share

Trade Date:	September 17, 2024

Settlement Date**:	T+5; September 24, 2024

CUSIP:	00912X BQ6

ISIN:	US00912XBQ60

Joint Book-Running Managers:	Mizuho Securities USA LLC BMO Capital Markets Corp. BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Deutsche Bank Securities Inc. Santander Investment Securities Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Series D Preferred Stock should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

The Issuer expects that delivery of the shares of the Series D Preferred Stock will be made to investors on or about the Settlement Date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series D Preferred Stock on the Trade Date or the next three succeeding business days will be required, by virtue of the fact that the shares of the Series D Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their shares of Series D Preferred Stock prior to the Settlement Date should consult their own advisors.

The Issuer has filed a registration statement including a prospectus and a related prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) Mizuho Securities USA LLC toll-free at +1 (866) 271-7403, (ii) BMO Capital Markets Corp. toll-free at (888) 200-0266, (iii) BofA Securities, Inc. toll-free at 1-800-294-1322, (iv) J.P. Morgan Securities LLC collect at (212) 834-4533, (v) RBC Capital Markets, LLC toll-free at (866) 375-6829 or (vi) Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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